Exhibit 99.1

Ames Brown Joins Energy Fuels’ Board of Directors

Lakewood, Colorado – September 30, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”), one of the leading producers of uranium in the United States, is pleased to announce that the Company has increased the size of its Board of Directors from eight to nine through the addition of Mr. Ames Brown to its Board of Directors. Mr. Brown has been the Chief Investment Officer (“CIO”) at Capital Counsel Management LLC since 2014 and previously worked in financial management with Wells Fargo. As CIO of Capital Counsel Management, Mr. Brown holds ultimate responsibility for a large portfolio of global investments in oil, gas, mining, and financial services. In his role with Wells Fargo, Mr. Brown managed similarly constituted portfolios of global investments. Mr. Brown holds a Master of Business Administration and a Master of Science in Strategic Communications from Columbia University, a Bachelor of Arts in History from Yale University, and completed two years of doctoral studies in financial accounting at Harvard University and the Massachusetts Institute of Technology.

Stephen P. Antony, President and CEO of Energy Fuels stated: “On behalf of the entire Board and management team of Energy Fuels, we welcome Mr. Brown to our Board of Directors. I expect his experience in finance, natural resources, econometrics, and investment management to add value as the Company continues to grow during these exciting times in the uranium industry. Energy Fuels is emerging as a dominant uranium producer in the U.S., with both conventional and in situ production. As the U.S. seeks to expand the use of clean energy, including nuclear power which currently produces about two-thirds of the emission-free electricity generated in the U.S., uranium demand is expected to rise. We believe that Mr. Brown’s unique skill-set will help prepare Energy Fuels to capitalize on these positive long-term market fundamentals, and that through his funds’ significant ownership of Energy Fuels’ common shares, Mr. Brown is well-aligned with other Energy Fuels shareholders.”

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities.  Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year.  Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development.  The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, including: Mr. Brown’s expected future contributions to the Company, Energy Fuels’ emergence as a dominant uranium producer in the U.S., future expected demand for uranium, and the positive long-term uranium market fundamentals.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”.  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include risks associated with: Mr. Brown’s expected future contributions to the Company, Energy Fuels’ emergence as a dominant uranium producer in the U.S., future expected demand for uranium, and the positive long-term uranium market fundamentals, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml and in its prospectus supplement dated September 29, 2015 which is available for review on SEDAR and EDGAR.  Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com